SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 10, 2017

CENTERSTATE BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

1101 First Street South, Suite 202, Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 293-4710

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Item 8.01Other Events

Election Deadline for Gateway Shareholders to Elect Form of Consideration is April 21, 2017

On April 10, 2017, CenterState Banks, Inc. (“CenterState”), the holding company for CenterState Bank of Florida, N.A., announced that shareholders of Gateway Financial Holdings of Florida, Inc. (“Gateway”) wishing to make an election to receive the consideration for CenterState’s acquisition of Gateway in cash or shares of CenterState common stock, subject to proration, pursuant to the Agreement and Plan of Merger, dated as of November 30, 2016 (the “Merger Agreement”) must deliver to Continental Stock Transfer & Trust Company (“Continental”), the Exchange Agent, properly completed Forms of Election, together with their stock certificates, by 5:00 p.m., New York City time, on April 21, 2017, the election deadline.

Gateway shareholders who hold their shares in “street name” through a bank, broker or other nominee may have an election deadline required by their street name holder, or bank, broker or other nominee earlier than April 21, 2017.  They should carefully review any materials they receive from their bank, broker or other nominee to determine the election deadline applicable to them.

Gateway shareholders who do not properly deliver such documentation to Continental (at the address specified in the Form of Election) prior to the election deadline will be deemed to have elected the stock election, subject to the proration procedures set forth in the Merger Agreement.

All of the documents necessary for Gateway shareholders to make an election have been mailed to Gateway shareholders.  Gateway shareholders may obtain additional copies of the Form of Election by contacting David Maholias, President of Gateway, at 386-947-5404 or Continental Stock Transfer and Trust Company at 917-262-2378.

A complete description of the merger consideration and the proration procedures applicable to the election is contained in the proxy statement/prospectus, dated February 1, 2017.  Gateway shareholders are urged to read the proxy statement/prospectus carefully.  Copies of the proxy statement/prospectus may be obtained for free by contacting David Maholias, President of Gateway at 386-947-5404 or the Secretary of CenterState at 863-293-4710.

About CenterState Banks, Inc.

CenterState, headquartered in Winter Haven, Florida between Orlando and Tampa, is the holding company for CenterState Bank of Florida, N.A., which operates 76 branch banking offices located in 25 counties throughout Florida, providing traditional deposit and lending products and services to its commercial and retail customers.  The Company also provides correspondent banking and capital market services to approximately 600 community banks nationwide.  More information about CenterState is available at www.centerstatebanks.com.

About Gateway Financial Holdings of Florida, Inc.

Headquartered in Daytona Beach, Florida, Gateway Financial Holdings of Florida, Inc. was incorporated in 2005 and serves as the bank holding company for Gateway Bank of Florida, Gateway Bank of Central Florida, and Gateway Bank of Southwest Florida.  The three Gateway Banks are state chartered commercial banks that are engaged in providing a variety of commercial banking and related financial products and services through their nine banking locations in East, Central and West Florida.  For more information, visit www.gatewaybankfl.com.

 Legal Information

This communication is being made in respect of CenterState’s proposed merger with Gateway.  CenterState  filed a definitive Proxy Statement/Prospectus, dated February 1, 2017, with the SEC regarding the proposed merger with Gateway. This Proxy Statement/Prospectus was mailed to Gateway shareholders. Gateway shareholders are urged to read the proxy statement/prospectus carefully, because they do contain important information. Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about CenterState and Gateway, at the SEC’s website (http://www.sec.gov), with respect to information about CenterState, and Gateway’s website (www.gatewaybankfl.com), with respect to information about Gateway. Investors can also obtain these documents, free of charge, at http://www.Centerstatebanks.com under the tab “SEC Filings.” Copies of the Proxy Statement/Prospectus and any other filing by CenterState with the SEC can also be obtained, free of charge, by directing a request to 1101 First Street South, Winter Haven, FL 33880, Attn: Corporate  Secretary (863) 293-4710.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Risks and uncertainties to which these statements are subject include, but are not limited to, the following: the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of CenterState and Gateway; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in CenterState's most recent Form 10-K report and to CenterState's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CenterState or Gateway. Forward-looking statements are made only as of the date of this communication, and neither CenterState nor Gateway undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANKS, INC.

By:	/s/Jennifer L. Idell
Jennifer L. Idell
Senior Vice President and
Chief Financial Officer

Date: April 10, 2017

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